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                                                            |OMB APPROVAL      |
                                                            |OMB Number:       |
                       SECURITIES AND EXCHANGE COMMISSION   |3235-0167         |
                             Washington, D.C. 20549         |Expires: October  |
                                    Form 15                 |31, 2001          |
                                                            |Estimated average |
  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION   |burden            |
 UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 |hours per         |
 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND |response.....1.50 |
        15(d) OF THE SECURITES EXCHANGE ACT OF 1934.        |United States     |
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                                             Commission File Number  001-10506
                                                                     ----------

                              Essex Bancorp, Inc.
                              --------------------
             (Exact name of registrant as specified in its charter)

              Interstate Corporate Center, Building 9, Suite 200,
              ---------------------------------------------------
                        Norfolk, VA 23502 (757) 893-1300
                        --------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(i)   [ ]
        Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(2)(ii)  [ ]
                                      Rule 15d-6 --------   [ ]

Approximate number of holders of record as of the certification or notice date:
None (On August 31, 2001 Essex Bancorp, Inc. merged with and into Essex Acquisition Corp.)

Pursuant to the requirements of the Securities Exchange Act of 1934 Essex Bancorp, Inc. (formerly Essex Acquisition Corp.), the successor to Essex Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:     09/10/01     By: /s/ Gene D. Ross
     -----------------    ----------------------------------------------------
                          Gene D. Ross, President and Chief Executive Officer